Exhibit 2.4

Dr. Hillel Weinstein

Israel

Re: Restricted Stock Agreement

Dear Hillel

1.	Set forth below are general terms of understanding by and among Vyyo Inc., a Delaware corporation and/or its subsidiaries (“Vyyo”) and Dr. Hillel Weinstein (“Weinstein”), pertaining to the grant of restricted stock in Vyyo Inc. in connection with the acquisition by Vyyo of all or substantially all of the shares of Xtend Networks Ltd. (“Xtend”), and the employment agreement (“Employment Agreement”) entered into by and among Xtend and Weinstein in connection therewith (collectively, the “Transaction”).

2.	Conditioned on consummation of the Transaction and subject to all of the terms and conditions of Vyyo’s applicable employment stock option plan(s), Vyyo will grant to Weinstein for par value 146,000 shares of its common stock (the “Shares”), 71,000 of which Shares shall be designated the “Standard Grant Shares” and 75,000 of which shall be designated the “Performance Grant Shares.”

3.	The Shares shall be restricted, in that they will be subject to substantial risk of forfeiture under the circumstances described herein. Except as set forth below (pertaining to termination by Vyyo without Cause within the first six months of employment) if Weinstein’s employment with Vyyo, Xtend, or any of their subsidiaries is terminated for any reason then the Shares shall be forfeited and surrendered to Vyyo except for those Shares (and only to the extent) that such Shares are vested in accordance with the provisions set forth herein.

4.	The Shares shall vest and no longer be subject to forfeiture according to following schedule:

4.1.	As to the Standard Grant Shares, 16.666% of the Standard Grant Shares (11,833 Shares) shall vest and no longer be subject to forfeiture at the end of each month from the date of the grant.

4.2.	As to the Performance Grant Shares, one hundred percent (100%) (75,000 Shares) shall vest and no longer be subject to forfeiture on the last day of the calendar month that is thirty-three (33) months after the date of closing under the Transaction, in the event, and only in the event, that the performance criteria set forth below (the “Performance Criteria”) have been satisfied. In the event that the Performance Criteria have not been satisfied, then the Performance Grant Shares shall be automatically forfeited.

The Performance Criteria shall be as follows: The Performance Grant Shares shall vest and no longer be subject to forfeiture if and only if Vyyo’s cumulative net revenues derived from (i) all products sold, currently under development or to be developed by Xtend and (ii) “T-1” modems and modems termination systems and their derivatives sold to the cable industry by Vyyo and/or by Xtend, exceeds $20 million during the calendar year of 2006. For purposes of this Agreement, “net revenues” shall be determined by US GAAP, consistently applied and as reported by Vyyo in its financial statements as filed with the Securities and Exchange Commission.

4.3.	Notwithstanding the provisions of Section 4.1 above, in the event that at any time during the six (6) month period following the closing of the Transaction, Xtend terminates Weinstein’s employment without Cause (including a Constructive Termination by Xtend) (as such terms are defined in the Employment Agreement), then:

4.3.1.	One hundred percent (100%) (71,000 Shares) of the Standard Grant Shares (including any portion of the Standard Grant Shares that would not otherwise vest pursuant to the terms set forth above) shall vest and no longer be subject to forfeiture; and

4.3.2.	Weinstein shall have the right (the “Put Option”) to require Vyyo Inc. (“Vyyo”), or any subsidiary thereof as Vyyo may designate, to acquire all or any portion of the Standard Grant Shares, for a payment in cash equal to Eighteen Dollars and Three Hundred and Nine Thousands of One-Cent ($18.309) per each Standard Grant Share. The Put Option Price shall be adjusted to reflect any recapitalization event such as stock split or subdivisions, combinations and reclassification, and any payment or distribution of share dividends, or similar event.

The Put Option may be exercised during (and only during) the six (6) month period commencing on the date on which Weinstein’s employment was terminated by Xtend and / or Xtend Cable Solutions Inc. without Cause (or upon Constructive Termination as defined in the Employment Agreement). The Put Option shall automatically expire on the earlier to occur of: (i) 6 months following the closing of the Transaction, to the extent that theretofore Xtend shall not have terminated Weinstein’s employment without Cause (including a Constructive Termination by Xtend); and (ii) 6 month following the date on which Weinstein’s employment was terminated by Xtend without Cause (or the effective date of the Constructive termination thereby), provided that such termination occurred during the six months period following the closing of the Transaction.

The Put Option shall be exercised by Weinstein by delivering to Vyyo a duly completed notice in the form from time to time prescribed by Vyyo, specifying the number of Shares in respect of which the Put Option is being exercised and accompanied by the Share Certificate/s representing such Shares.

5.	Where Xtend or Vyyo is liable to account to any revenue or other authority for any sum in respect of any tax or social security liability of Weinstein, Xtend or Vyyo (as the case may be) shall be entitled to deduct from Weinstein’s salary or from the Put Option consideration an amount to discharge the liability or may make any other arrangements as it considers necessary to meet any such liability.

Vyyo Inc.

By:	/s/ ANDREW FRADKIN
Andrew Fradkin

Agreed and acknowledged:

/s/ HILLEL WEINSTEIN
Dr. Hillel Weinstein

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